SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 31, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYER REGISTRATION: 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

MATERIAL FACT

     In compliance with CVM Instruction 358/02, (Brazilian Securities and Exchange Commission Instruction), Brasil Telecom S.A. informs that on August 30 of the current year, the Federal Gazette published in section 2, page 13, that the Reporting Judge of the Federal Regional Court of the First Region, Mr. Lincoln Rodrigues de Faria, having examined the terms of the Appeal for Clarification entered in the Bill of Review 2005.01.00.056455 -6/DF, — brought against the decision that overruled the injunction claimed in the records of the Writ of Mandamus 2005.34.00.012125 -2, petitioned by SINTTEL – DF – Sindicato dos Trabalhadores em Telecomunicações do Distrito Federal (Telecommunications Workers Union of the Distrito Federal) against an act of the Superintendent of PREVIC – Superintendência Nacional de Previdência Complementar (sic) (National Complementary Social Security Supervisory Office) before the 3rd Division of the Judiciary Section of the Distrito Federal — determined the suspension of the effects of the Official Letter 51/DEPAT/SPC of the SPC – Secretaria de Previdência Complementar (Complementary Social Security Office).

     Through Official Letter 51/DEPAT/SPC, dated January 12, 2005, SPC expressly authorized the transfer of the Plano de Benefícios TCS-Prev (TCS-Prev Benefit Plan) sponsored by Brasil Telecom S.A. and by Brasil Telecom Participações S.A. from Fundação Sistel de Seguridade Social to Fundação 14 de Previdência Privada. Subject to laws in effect, the transfer of plans between private complementary pension plans depends on SPC previous and express authorization.

Brasília, August 31, 2005.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer